                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                                 Dril-Quip, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  262037 10 4
                  --------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  262037 10 4                                       PAGE 2 OF 8 PAGES
----------------------                                       -----------------

================================================================================
      1         NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                         Gary W. Loveless
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]

                                                                    (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
--------------------------------------------------------------------------------
                        5          SOLE VOTING POWER
                                        1,108,400
      NUMBER OF         --------------------------------------------------------
       SHARES           6          SHARED VOTING POWER
    BENEFICIALLY                        None
      OWNED BY          --------------------------------------------------------
        EACH            7          SOLE DISPOSITIVE POWER
      REPORTING                         1,108,400
       PERSON           --------------------------------------------------------
        WITH            8          SHARED DISPOSITIVE POWER
                                        None
--------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,108,400
--------------------------------------------------------------------------------
      10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         6.4%
--------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON
                         IN
================================================================================


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

CUSIP NO.  262037 10 4                                        PAGE 3 OF 8 PAGES
----------------------                                        -----------------

================================================================================
      1         NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                         Loveless Enterprises, Ltd.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [ ]

                                                                   (b)  [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION
                         Texas
--------------------------------------------------------------------------------
                        5          SOLE VOTING POWER
                                         1,108,148
      NUMBER OF         --------------------------------------------------------
       SHARES           6          SHARED VOTING POWER
    BENEFICIALLY                         None
      OWNED BY          --------------------------------------------------------
        EACH            7          SOLE DISPOSITIVE POWER
      REPORTING                          1,108,148
       PERSON           --------------------------------------------------------
        WITH            8          SHARED DISPOSITIVE POWER
                                         None
--------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,108,148
--------------------------------------------------------------------------------
      10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         6.4%
--------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON
                         PN
================================================================================

ITEM 1.

    Item 1(a)    Name of Issuer:               Dril-Quip, Inc.

    Item 1(b)    Address of Issuer's           13550 Hempstead Highway
                 Principal Executive Offices:  Houston, Texas  77040

ITEM 2.

    Item 2(a)    Name of Person Filing:        Gary W. Loveless and Loveless
                                               Enterprises, Ltd.

    Item 2(b)    Address of Principal          13550 Hempstead Highway
                 Business Office:              Houston, Texas  77040

    Item 2(c)    Citizenship:                  U.S. (Loveless Enterprises, Ltd.
                                               is a limited partnership
                                               organized under the laws of the
                                               State of Texas)

    Item 2(d)    Title of Class of Securities: Common Stock

    Item 2(e)    CUSIP Number:                 262037 10 4


ITEM 3.          IF THIS STATEMENT IS FILED PURSUANT TO RULE
                 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                 (a) [ ] Broker or dealer registered under Section 15 of the Act.

                 (b) [ ]   Bank as defined in Section 3(a)(6) of the Act.

                 (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.

                 (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

                 (e) [ ] Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

                 (f) [ ] Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

                 (g) [ ] Parent holding company or control person, in accordance with Section 240.13d-1(b)(ii)(G).

                 (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

                 (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

                 (j) [ ]   Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(J).

ITEM 4.          OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned by Gary W. Loveless:                  1,149,600(1)

(b) Percent of Class Beneficially Owned by Gary W. Loveless:             6.7%(1)

(c) Number of shares as to which Gary W. Loveless has:

    (i)   Sole power to vote or to direct the vote:                 1,149,600(1)

    (ii)  Shared power to vote or to direct the vote:                       None

    (iii) Sole power to dispose or to direct the disposition of:    1,149,600(1)

    (iv)  Shared power to dispose or to direct the disposition:             None

(d) Amount Beneficially Owned by Loveless Enterprises, Ltd.:           1,149,348

(e) Percent of Class Beneficially Owned by Loveless Enterprises, Ltd.:      6.7%

(f) Number of shares as to which Loveless Enterprises, Ltd. has:

    (i)   Sole power to vote or to direct the vote:                    1,149,348

    (ii)  Shared power to vote or to direct the vote:                       None

    (iii) Sole power to dispose or to direct the disposition of:       1,149,348

    (iv)  Shared power to dispose or to direct the disposition:             None


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable

ITEM 10.          CERTIFICATION

                  Not Applicable

Explanation of Responses:

         (1) Includes (i) 252 shares of Common Stock owned directly by Mr. Loveless and (ii) 1,108,148 shares of Common Stock owned directly by Loveless Enterprises, Ltd., as to which Mr. Loveless, as sole manager of Loveless Interests, L.L.C., its general partner, exercises sole voting and dispositive power. Because Mr. Loveless exercises sole voting and dispositive power with respect to these shares, he may be deemed to be an indirect beneficial owner of these shares for purposes of Rule 13d-3.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999

                                          /s/ GARY W. LOVELESS
                                          -----------------------------------
                                          Gary W. Loveless


                                          LOVELESS ENTERPRISES, LTD.

                                          BY: LOVELESS INTERESTS, L.L.C.,
                                              its General Partner



                                          By: /s/ GARY W. LOVELESS
                                             --------------------------------
                                             Gary W. Loveless, Manager

                                    AGREEMENT

         The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.


                                          /s/ GARY W. LOVELESS
                                          -----------------------------------
                                          Gary W. Loveless


                                          LOVELESS ENTERPRISES, LTD.

                                          BY: LOVELESS INTERESTS, L.L.C.,
                                              its General Partner



                                          By: /s/ GARY W. LOVELESS
                                             --------------------------------
                                             Gary W. Loveless, Manager